UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2018
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com

FOR IMMEDIATE RELEASE

January 31, 2018

METHANEX ANNOUNCES A 10% DIVIDEND INCREASE AND ITS INTENTION TO INITIATE A NEW 10% SHARE REPURCHASE PROGRAM

VANCOUVER, BRITISH COLUMBIA - Methanex Corporation (the “Company”) (TSX:MX) (NASDAQ:MEOH) announced today that its Board of Directors has approved a 10 percent increase in its quarterly dividend to US$0.33 per share from US$0.30 per share. The increased dividend will apply to the dividend payable on March 31, 2018 to holders of common shares of record on March 17, 2018.

Methanex also announced today its intention to initiate a new 10% normal course issuer bid in March 2018, which is the earliest timing allowed under Canadian securities legislation.

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD LOOKING INFORMATION

This press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward looking statements. Statements that include the words "expect", "intention" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. For further information, refer to our 2016 Annual Management's Discussion and Analysis and our Fourth Quarter 2017 Management's Discussion and Analysis.

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For further information, contact:

Methanex Corporation
Dean Richardson
Vice President, Treasury and Investor Relations
Tel: 604 661 2600

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 31, 2018	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary